

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2024

Gastón Paladini
Chief Executive Officer
Moolec Science SA
17, Boulevard F.W. Raiffeisen
L-2411 Luxembourg
Grand Duchy of Luxembourg

> **Re: Moolec Science SA**
> **Registration Statement on Form F-3**
> **Filed on November 12, 2024**
> **File No. 333-283113**

Dear Gastón Paladini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing